

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2021

Ivan Kaufman
Chief Executive Officer
Arbor Rapha Capital Bioholdings Corp. I
333 Earle Ovington Blvd., Suite 900
Uniondale, NY 11553

>   **Re: Arbor Rapha Capital Bioholdings Corp. I**
>   **Registration Statement on Form S-1 Filed September 14, 2021**
>   **File No. 333-259516**

Dear Mr. Kaufman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed September 14, 2021

Risk Factors
There have been and may in the future be changes..., page 68

1.   We note your disclosure that you intend to account for your warrants as equity, but that there can be no assurance that the classification of your warrants as equity is the appropriate accounting treatment, and it is possible that your warrants might properly be classified as a liability, which may require a restatement. This statement suggests that you are uncertain as to the conclusion you have made in accounting for the warrants. If so, please revise to state why you are uncertain. Alternatively, please revise this disclosure to solely discuss the risk of future changes in accepted accounting.

Notes to Financial Statements
Note 7 - Stockholders' Equity
Redemption of Warrants When the Price per Share of Class A Common Stock Equals or Exceeds $18.00, page F-15

2.   We note the private warrant terms disclosed in this footnote differ from the terms in clause C of the Private Placement Warrants Purchase Agreement filed as Exhibit 10.6. Please confirm to us what the actual terms are and revise your disclosures or file an amended agreement, as applicable.

General

3.   Given that your representative has expressed an interest in purchasing up to 7.5% of the units to be sold in this offering, please tell us whether you are required to have a qualified independent underwriter in accordance with FINRA Rule 5121.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Ta Tanisha Meadows at 202-551-3322 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Mara Ransom at 202-551-3264 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Trade & Services

cc: David Goldschmidt